OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 14.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.            ) *

Alnylam Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

02043Q107

(CUSIP Number)

John J. Park (609) 924-6452

General Partner, Chief Financial Officer

Cardinal Partners, 221 Nassau Street, Princeton, New Jersey 08542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew E. Taylor, Jr. (617) 248-7000

Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, Massachusetts 02110

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240, Rule 13d-1(e), 240.13d-1(f) or 240.13D-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHP II, L.P. IRSN: 22-3724466
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHP II Management LLC IRSN: 22-3724464
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- Shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lisa M. Skeete Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- shares 8 SHARED VOTING POWER 2,091,870 shares 9 SOLE DISPOSITIVE POWER -0- shares 10 SHARED DISPOSITIVE POWER 2,091,870 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,870 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer:

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Alnylam Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 300 Third Street, Cambridge, MA 02142.

Item 2. Identity and Background:

This statement is being filed by (i) CHP II, L.P. (the “Fund”), (ii) CHP II Management LLC, the sole general partner of the Fund (the “General Partner”) and (iii) John K. Clarke, Brandon H. Hull, John J. Park and Lisa M. Skeete Tatum (collectively, the “Managing Members”), the managing members of the General Partner. The Fund, the General Partner and the Managing Members are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business and principal office of the Reporting Persons is 221 Nassau Street, Princeton, NJ 08542.

The state of organization for the Fund and for the General Partner is Delaware. Each of the Managing Members is a citizen of the United States of America.

The principal business of the Fund is to make private equity investments in early-stage companies seeking capital across the healthcare sector, including healthcare IT, medical technology, services and life sciences. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal occupation of the Managing Members are their activities on behalf of the Fund, the General Partner and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

On June 3, 2004 the Fund purchased 232,500 shares of Common Stock (the “IPO Shares”) in the Issuer’s initial public offering (the “IPO”). In the IPO, the Issuer offered an aggregate of 5,000,000 shares of Common Stock for sale to the public, which were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1/A filed by the Issuer with the Securities and Exchange Commission and declared effective on May 27, 2004 (SEC Registration No. 333-113162). An additional 750,000 shares of Common Stock were issued to the underwriters pursuant to the full exercise of their over-allotment option on June 7, 2004. The purchase price of the IPO Shares was $6.00 per share. The source of funds for the Fund’s purchase was its working capital or funds available for investment. No part of the purchase price paid by the Fund was represented by funds or other consideration borrowed or obtained for the purpose of acquiring, holding, trading or voting the Fund shares (as defined below). In addition to the 232,500 shares of Common Stock that the Fund purchased in the IPO, the Fund held 1,000,000 of Series A Convertible Preferred Stock,

2,440,000 shares of Series B Convertible Stock and 92,803 shares of Series C Convertible Preferred Stock of the Issuer (collectively, the “Preferred Stock”), which converted into 1,859,370 shares of Common Stock in connection with the IPO. As a result, the Fund now holds 2,091,870 shares of Common Stock which represent the newly converted Preferred Stock and the 232,500 shares that it purchased on June 3, 2004 in the Issuer’s IPO. John K. Clarke is a member of the Issuer’s board of directors and is also a managing member of the General Partner, which is the general partner of the Fund.

Item 4. Purpose of Transaction:

The Fund purchased the IPO Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Exception. Pursuant to the terms of a certain Registration Rights Agreement dated July 31, 2003 (the “Registration Rights Agreement,” attached hereto as Exhibit 3) by and among the parent company of the Issuer, the Fund and the other Investors listed therein, as amended by a certain First Amendment to Registration Rights Agreement dated October 9, 2003 by and among the parent company of the Issuer, the Fund and the other Investors listed therein (the “Amendment,”attached hereto as Exhibit 4), the Fund is granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Fund Shares (as defined below).

Item 5. Interest in the Securities of the Issuer:

(a) Based on a total of 20,033,332 shares of Common Stock outstanding after the completion of the Initial Public Offering, the Fund owns 2,091,870 shares of Common Stock, or approximately 10.4% of the Common Stock outstanding (the “Fund Shares”).

As the sole general partner of the Fund, the General Partner may be deemed to own beneficially the Fund Shares. As managing members of the General Partner, each of the Managing Members may be deemed to own beneficially the Fund Shares.

The General Partner and the Managing Members each disclaim beneficial ownership of the Fund Shares except with respect to their pecuniary interest therein, if any.

Each of the Reporting Persons may be deemed to own beneficially 10.4% of the Issuer’s Common Stock, which percentage is calculated based upon (i) 19,283,332 shares of the Issuer’s common stock reported to be outstanding by the Issuer in its Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 28, 2004 and (ii) the 750,000 shares of Common Stock issued to the underwriters of the IPO for their full exercise of their over-allotment option on June 7, 2004.

	NUMBER OF SHARES
	(i)	(ii)	(iii)	(iv)
(b) Reporting Person
CHP II, L.P.	0	2,091,870	0	2,091,870
CHP II Management LLC	0	2,091,870	0	2,091,870
John K. Clarke	0	2,091,870	0	2,091,870
Brandon H. Hull	0	2,091,870	0	2,091,870
John J. Park	0	2,091,870	0	2,091,870
Lisa M. Skeete Tatum	0	2,091,870	0	2,091,870

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

(c) Except as set forth in Item 3 above on this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Fund Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement, as amended by the Amendment, the Fund is granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Fund Shares.

Item 7. Material to be Filed as Exhibits:

Exhibit 1 -	Agreement regarding filing of joint Schedule 13D (filed herewith).

Exhibit 2 -	Powers of Attorney regarding Schedule 13D filings (filed herewith)

Exhibit 3 -	Execution Copy of the Registration Rights Agreement dated July 31, 2003 by and among the parent company of the Issuer, the Fund and the other Investors listed therein (filed herewith).

Exhibit 4 -	Execution Copy of the Amendment dated October 9, 2003 by and among the parent company of the Issuer, the Fund and the other Investors listed therein (filed herewith).

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2004

CHP II, L.P.

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park
John J. Park, Managing Member

CHP II MANAGEMENT LLC

By:	/s/ John J. Park
John J. Park, Managing Member

By:	/s/ John J. Park
John J. Park

By:	*
Brandon H. Hull

By:	*
John K. Clarke

By:	*
Lisa M. Skeete Tatum

/s/ John J. Park
John J. Park As attorney-in-fact